Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1  Name and Address of Company

ROYAL GROUP TECHNOLOGIES LIMITED (the “Company”)
1 Royal Gate Boulevard
Vaughan, Ontario L4L 8Z7

Item 2  Date of Material Change

May 1, 2006

Item 3  News Release

A press release was issued on May 1, 2006 in Toronto, Ontario and disseminated across Canada through the facilities of Canada Newswire.

Item 4  Summary of Material Change

On May 1, 2006, the Company announced that in October 2005 the Special Committee advised OSC staff, the RCMP and SEC staff of emails and documents authored by a former financial employee of the Company that relate to certain financial accounting and disclosure matters. The Company understands that the SEC staff made a referral to the U.S. Department of Justice, Criminal Division, in connection with those documents. Also in October 2005, the Audit Committee assumed responsibility for the Special Committee's mandate and the Special Committee was dissolved. Independent forensic accountants were retained to investigate issues raised by these documents (the "Investigation"). The Investigation focuses on the period from 2000 to 2003.

The Investigation to date has included a review of certain of the Company's historical accounting records, available supporting documentation at the Company's head office and email communications of various individuals during the period under review, as well as interviews with numerous current and former employees.

The Investigation identified entries of concern relating to the year end financial statements for the fiscal years 2000 to 2003. The Company has now concluded that no restatement is required of year end financial statements for fiscal years 2000 to 2003. The auditors have not withdrawn their reports for the fiscal years 2000 to 2003. The Audit Committee has determined that no further action be taken in respect of these year end financial statements.

The Investigation also identified certain monthly and quarterly accounting and reporting issues of concern for the period under review, such as support for monthly sales growth announcements for certain months in 2001, whether month end closes were extended for certain months in 2000 and 2001 by a few days, and certain quarterly journal entries for the period under review.

The quarterly statements were not reviewed by the external auditors during this time period. Based on the Investigation to date, the Audit Committee has determined that further investigation should be made of these issues.

The Investigation and the ongoing investigations by the OSC, RCMP and SEC could produce results that have a material impact on the Company and could result in further information being discovered that could require adjustments to the financial statements.

Item 5  Full Description of Material Change

Please see the press release attached hereto as Schedule “A”.

Item 6  Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7  Omitted Information

Not applicable.

Item 8  Executive Officer

For further information, please contact:

Scott D. Bates
Vice-President, General Counsel and Corporate Secretary
Tel: (905) 264-0701
Fax: (905) 264-0702

Item 9  Date of Report

May 10, 2006

SCHEDULE “A”

Royal Group announces completion of one aspect of its investigation into prior period reporting

TORONTO, May 1 /CNW/ - Royal Group Technologies Limited (RYG: TSC; NYSE) announced today that in October 2005 the Special Committee advised OSC staff, the RCMP and SEC staff of emails and documents authored by a former financial employee of the Company that relate to certain financial accounting and disclosure matters. The Company understands that the SEC staff made a referral to the U.S. Department of Justice, Criminal Division, in connection with those documents. Also in October 2005, the Audit Committee assumed responsibility for the Special Committee's mandate and the Special Committee was dissolved. Independent forensic accountants were retained to investigate issues raised by these documents (the "Investigation"). The Investigation focuses on the period from 2000 to 2003.

The Investigation to date has included a review of certain of the Company's historical accounting records, available supporting documentation at the Company's head office and email communications of various individuals during the period under review, as well as interviews with numerous current and former employees.

The Investigation identified entries of concern relating to the year end financial statements for the fiscal years 2000 to 2003. The Company has now concluded that no restatement is required of year end financial statements for fiscal years 2000 to 2003. The auditors have not withdrawn their reports for the fiscal years 2000 to 2003. The Audit Committee has determined that no further action be taken in respect of these year end financial statements.

The Investigation also identified certain monthly and quarterly accounting and reporting issues of concern for the period under review, such as support for monthly sales growth announcements for certain months in 2001, whether month end closes were extended for certain months in 2000 and 2001 by a few days, and certain quarterly journal entries for the period under review.

The quarterly statements were not reviewed by the external auditors during this time period. Based on the Investigation to date, the Audit Committee has determined that further investigation should be made of these issues.

The Investigation and the ongoing investigations by the OSC, RCMP and SEC could produce results that have a material impact on the Company and could result in further information being discovered that could require adjustments to the financial statements.

Royal Group Technologies is a leading producer of innovative, attractive, durable and low-maintenance home improvement and building products, which are primarily utilized in both the renovation and new construction sectors of the North American construction industry. Royal Group is the recipient of several industry awards for product innovation. The company has manufacturing operations located throughout North America in order to provide industry-leading service to its extensive customer network. Additional investment information is available on Royal Group's web site at www.royalgrouptech.com under the "Investor Relations" section.

The information in this document contains certain forward-looking statements with respect to Royal Group Technologies Limited, its subsidiaries and affiliates. These statements are often, but not always made through the use of words or phrases such as "expect", "should", "continue", "believe", "anticipate", "suggest", "estimate", "contemplate", "target", "plan", "budget", "may", "will", "schedule" and "intend" or similar formulations. By their nature, these forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant, known and unknown, business, economic, competitive and other risks, uncertainties and other factors affecting Royal specifically or its industry generally that could cause the Company's actual performance, achievements and financial results to differ materially from past results and from those expressed in any forward-looking statements made by or on behalf of the Company. These risks and uncertainties include the ongoing shareholder value maximization process and its outcome; the ongoing internal review and investigations by the Audit Committee of the Board of Directors and its outcome; the outcome of the ongoing investigations by the United States Department of Justice, RCMP, OSC and SEC; the outcome of the discussions with the SEC on the Company's historical disclosure; the outcome of class action shareholders lawsuits against the Company filed in the United States and Canada; the negative impact that may be caused by the delay in filing of Royal Group's 2005 financial statements, including, without limitation, a breach by Royal Group of its banking agreement, an adverse effect on Royal Group's business and the market price of its publicly traded securities, and a breach by Royal Group of the continued listing requirements of the New York Stock Exchange and Toronto Stock Exchange; fluctuations in the level of renovation, remodelling and construction activity; changes in product costs and pricing; an inability to achieve or delays in achieving savings related to cost reductions or increases in revenues related to sales price increases; the sufficiency of any restructuring activities, including the potential for higher actual costs to be incurred in connection with any restructuring activities compared to the estimated costs of such actions; the ability to recruit and retain qualified employees; the level of Royal's outstanding debt and current debt ratings; Royal's ability to maintain adequate liquidity and refinance its debt structure by December 31, 2006, the expiry date of its current bank credit facility; the Company's ability to complete the required processes and provide the internal control report that will be required under U.S. securities law in respect of fiscal 2006; the ability to meet the financial covenants in Royal's credit facilities; changes in Royal's product mix; the growth rate of the markets into which Royal's products are sold; market acceptance and demand for Royal's products; changes in availability or prices for raw materials; pricing pressures resulting from competition; difficulty in developing and introducing new products; failure to penetrate new markets effectively; the effect on foreign operations of currency fluctuations, tariffs, nationalization, exchange controls, limitations on foreign investment in local business and other political, economic and regulatory risks; difficulty in preserving proprietary technology; adverse resolution of any litigation, investigations, administrative and regulatory matters, intellectual property disputes, or similar matters; changes in securities, environmental or health and safety laws, rules and regulations; currency risk exposure and other risks described from time to time in publicly filed disclosure documents and securities commission reports of Royal Group Technologies Limited and its subsidiaries and affiliates. In view of these uncertainties we caution readers not to place undue reliance on these forward-looking statements. Statements made in this document are made as of May 1, 2006 and Royal disclaims any intention or obligation to update or revise any statements made herein, whether as a result of new information, future events or otherwise.

/For further information: Dick Wertheim, Wertheim and Company, Work (416) 594-1600, Mobile (416) 518-8479/

(RYG.SV. RYG)